Mail Stop 3561

      March 30, 2006

Via Fax (714) 934-6062 & U.S. Mail

Mr. Timothy O`Connor, Esq.
General Counsel
Triad Financial Corporation
7711 Center Avenue, Suite 100
Huntington Beach, CA  92647

Re:	Triad Financial Special Purpose LLC
	Registration Statement on Form S-3
	Filed March 3, 2006
      File No. 333-132215

Dear Mr. O`Connor,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Cover Page
5. We note from pages S-4 and S-38 that you intend to use both overcollaterization and a swap agreement in this transaction. Please revise to identify these features on the cover page. See Item 1102(h)
of Regulation AB.
6. We note your statement on page ii that if information concerning a series of notes varies between the prospectus supplement and the base prospectus, investors should rely on the information contained in the prospectus supplement. While disclosure in the prospectus supplement may enhance the information set forth in the base prospectus, it should not contradict it. Please revise accordingly. Refer to
Section III.A.3.b of SEC Release 33-8518.

Summary
7. We note from pages S-27 and S-38 that you may use subordination and swap agreements, in addition to overcollateralization and a spread account. We also note that while you reference excess interest on page S-3, your summary does not appear to include a separate description of excess interest as a form of credit enhancement. Please ensure that the summary section in your next amendment includes a brief description of all contemplated forms of credit enhancement or other support. See Item 1103(a)(3)(ix) of Regulation AB.
8. Please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.
9. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to help investors understand the payment flow on all classes of issued notes. Refer to
Item 1103(a)(3)(vi) of Regulation AB.
10. We note from page 20 of the base prospectus that you may use a revolving period. Please revise the summary section of your prospectus supplement to provide bracketed language illustrating the disclosure you would provide if applicable. Ensure that you provide all of the information required by Item 1103(a)(5) of Regulation AB, including the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool represented by the funds used during the revolving period. Additionally, revise here or in the base prospectus to confirm that the revolving account will not extend for more than three years from the date of issuance of the securities. See Item 1101(c)(3)(iii) of
Regulation AB.

The Indenture Trustee, page S-12
11. We note that you provide the prior experience of the trustee.
Please describe the trustee`s duties and responsibilities in this securitization, as well. See Item 1109(c) of Regulation AB.

The Automobile Loans, page S-13
12. It appears that at least some of the automobile loans will be purchased by Triad from other originators. Please confirm that no originator or group of affiliated originators will account for 10% or more of the pool assets or provide bracketed disclosure indicating that you will identify originators that originated or are expected to originate 10% or more of the pool assets and that you will provide the additional disclosure required by Item 1110(b) of Regulation AB with respect to any originators that originated or are expected to originate 20% or more of the pool assets.



Description of the Trust Agreements

Servicing Compensation, page S-34
13. We note that the servicer may delegate its servicing responsibilities to one or more sub-servicers. Please confirm that you have identified all affiliated servicers, unaffiliated servicers of 10% or more of the asset pool, and other material servicers.
See
Item 1108(a) of Regulation AB.

Base Prospectus
14. We note from page S-23 that you intend to provide static pool information on a web site. Please disclose your intention to provide such information through a web site in the base prospectus. Refer to
Rule 312(a)(1) of Regulation S-T.

Summary of Prospectus, page 1
15. We note that on page 3 under "Credit Enhancement," you
indicate
that you may use "third party payments or other support." Please revise here and on page 34 to remove this catch-all language or list all the specific types of support to which you refer.
Additionally,
we note that you may use swaps "and other derivative instruments,
....
.." Revise to specifically identify the "other derivative instruments" to which you refer, and confirm that the derivatives you use will be limited to interest or currency agreements.
16. We note from your "Cross-Collateralization" disclosure that one series of securities may include the right to receive monies from a common pool of credit enhancement available for more than one series of certificates. We also note similar disclosure on page 34. Please provide us with a comprehensive analysis regarding the mechanics of these transactions, how they have been used in the past and why you believe they fall under the definition of an asset-backed security.
Ensure that your response addresses whether the "excess amounts" that may be deposited in a common account will always be amounts that would not otherwise be used for the cash flows supporting payments on the offered securities. For example, would these amounts include only excess spread amounts otherwise payable to a residual holder or might they also include amounts merely on deposit in the spread account? Revise or advise as appropriate.





Description of the Securities

Floating Rate Securities, page 23
17. We note that a base rate for a given floating rate security may be based on "another rate as set forth in the prospectus supplement." Please expand your disclosure in this section to identify all indices on which payments of interest on the securities may be based. Refer to Item 1113(a)(3) of Regulation AB.

Soft Bullets, page 22
18. Please expand your disclosure in this section to clarify how payments are made on "soft bullet" securities. For example, you should revise to better explain what types of forward purchases and liquidity arrangements you will use and the types of circumstances under which the issuing entity would not be able to make principal payments on the dates they are due.

Indexed Securities, page 23
19. It appears that you contemplate linking payments on the securities to changes in the price of securities, commodities, or an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB.
Please
delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation
AB and the discussion of the definition of asset-backed security in
Section III.A.2 in SEC Release No. 33-8518.

Description of the Securities

Forward Commitments; Pre-Funding, page 28
20. While we note that you contemplate a prefunding account to purchase additional automobile loans, your disclosure on page 28 of the base prospectus indicates that up to 100% of the net proceeds may be deposited into the prefunding account. As Item 1101(c)(3)(ii) of
Regulation AB limits the use of a prefunding account to 50% of the offering proceeds, please revise accordingly or advise.






Description of the Trust Agreements

Credit and Cash Flow Enhancement, page 34
21. We note that you list a number of possible credit enhancements, however none of them is described in any detail. Furthermore, we note from pages S-37 and S-38 that you intend to use excess cashflow and a spread account as credit enhancement for the notes, but that these features are not described in the base prospectus. All credit-enhancement features must be briefly described in the base prospectus.
Please revise to provide such descriptions. Finally, while we note your brief reference to derivatives on page 21, you should either expand this section or add a separate section to briefly describe all types of derivatives you plan to use. Refer to Items 1114 and 1115 of
Regulation AB.

Evidence as to Compliance, page 34
22. Please revise the disclosure in this section to accurately reflect the requirements of Items 1122 and 1123 of Regulation AB. For example, revise to clarify that the "standards" being evaluated annually by public accountants are the servicing criteria set forth in
Item 1122(d) of Regulation AB. Additionally, remove the last sentence on page 34 or revise to clarify the basis for your statement that the servicer is not required to deliver a report if it is a consolidated subsidiary and there are no separate audits of its books and records.
Finally, revise to clarify that all three reports required by Items
1122 and 1123 of Regulation AB will be filed as exhibits to the Form
10-K, instead of merely indicating that they may be requested in writing.

Part II: Information Not Required in Prospectus
23. Please provide the undertakings required by Item 512(a)(6)(i)-
(iv)
of Regulation S-K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (312) 660-0310
	Kenneth Morrison, Esq.
	Kirkland & Ellis, LLP

Mr. Timothy O'Connor, Esq.
Triad Financial Corporation
March 30, 2006
Page 1